

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Robert Ragusa
Chief Executive Officer
GRAIL, LLC
1525 O'Brien Drive
Menlo Park, California 94025

>   **Re: GRAIL, LLC**
>   **Amendment No. 3 to**
>   **Draft Registration Statement on Form 10-12B**
>   **Submitted April 8, 2024**
>   **CIK No. 0001699031**

Dear Robert Ragusa:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Non-GAAP Financial Measures, page 196

1.   We reissue prior comment 10. Based on your response, the transaction related compensation and payroll taxes appear to be normal, recurring operating expense since the underlying services performed by your employees were consistent with their normal roles and responsibilities. As such, we request that you discontinue including this adjustment in your non-GAAP measures for any period presented in accordance with Rule 100(b) of Regulation G as interpreted by Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

       Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ross McAloon, Esq.